June 8, 2012 By EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:                    Scott Foley

Re:                             OvaScience, Inc.
Registration Statement on Form 10-12G (File No. 000-54647)

Ladies and Gentlemen:

On behalf of OvaScience, Inc. (the “Company”), submitted herewith for filing is Amendment No. 2 to the Registration Statement on Form 10-12G (File No. 000-54647) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2012.  Page numbers referred to herein reference the applicable pages of Amendment No. 2.

The Company supplementally advises the staff of the SEC that, upon further review, it has determined that it qualifies as a “smaller reporting company” as defined in Exchange Act Rule 12b-2.  The Company has elected not to take advantage of the scaled disclosure available to smaller reporting companies.  The Company has revised the cover page to the Registration Statement to indicate its status as a smaller reporting company and page i of the Registration Statement to note its decision to forego scaled disclosure.  In addition, as required pursuant to S-K 404(d), the Company has revised page 115 of the Registration Statement to include additional related party disclosure.

If you require additional information, please contact me at (617) 526-6982 or Molly Fox of this firm at (617) 526-6812.

Sincerely,

/s/ Lia Der Marderosian

Lia Der Marderosian

cc:           Christopher Bleck, OvaScience, Inc.